UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

Advanced Magnetics, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

00753P103 (CUSIP Number)

Hope Flack BVF Partners L.P. 227 West Monroe Street, Suite 4800 Chicago, Illinois 60606 (312) 263-7777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2005 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of  10 Pages)

1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00753P103	13D/A	Page 2 of 10 Pages

(1)	NAMES OF REPORTING PERSON:
Biotechnology Value Fund, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED		462,263
BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		462,263

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
462,263

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%

(14)	TYPE OF REPORTING PERSON*
PN

CUSIP No. 00753P103	13D/A	Page 3 of 10 Pages

(1)	NAMES OF REPORTING PERSON:
Biotechnology Value Fund II, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED		236,332
BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		236,332

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
236,332

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%

(14)	TYPE OF REPORTING PERSON*
PN

CUSIP No. 00753P103	13D/A	Page 4 of 10 Pages

(1)	NAMES OF REPORTING PERSON:
BVF Investments, L.L.C.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED		525,938
BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		525,938

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
525,938

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

(14)	TYPE OF REPORTING PERSON*
OO

CUSIP No. 00753P103	13D/A	Page 5 of 10 Pages

(1)	NAMES OF REPORTING PERSON:
Investment 10, L.L.C.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED		50,600
BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		50,600

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,600

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.5%

(14)	TYPE OF REPORTING PERSON*
OO

CUSIP No. 00753P103	13D/A	Page 6 of 10 Pages

(1)	NAMES OF REPORTING PERSON:
BVF Partners, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED		1,275,133
BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		1,275,133

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,275,133

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%

(14)	TYPE OF REPORTING PERSON*
PN

CUSIP No. 00753P103	13D/A	Page 7 of 10 Pages

(1)	NAMES OF REPORTING PERSON:
BVF Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED		1,275,133
BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		1,275,133

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,275,133

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%

(14)	TYPE OF REPORTING PERSON*
IA, CO

CUSIP No. 00753P103	13D/A	Page 8 of 10 Pages

         This Amendment No. 1 (the "Amendment") to Schedule 13D relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Advanced Magnetics, Inc., a Delaware corporation ("Advanced Magnetics") is filed by (i) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), (ii) Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), (iii) BVF Investments L.L.C., a Delaware limited liability company ("Investments"), (iv) Investments 10, L.L.C., an Illinois limited liability company ("ILL10"), (v) BVF Partners, L.P., a Delaware limited partnership ("Partners") and (vi) BVF Inc., a Delaware corporation ("BVF Inc." and together with BVF, BVF2, Investments, ILL10 and Partners, the "Reporting Persons"), to amend the Schedule 13D that was previously filed on July 31, 2002 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined in this Amendment have the same meaning as set forth in the Schedule 13D.

         As discussed in Item 5, the Reporting Persons sold an aggregate of 224,500 shares of Common Stock on August 11, 2005, reducing their percentage ownership of Advanced Magnetics to 12.9%. Accordingly, this is the Reporting Persons' final amendment to the Schedule 13D and is an exit filing. The Reporting Persons intend to report their holdings hereafter on Schedule 13G.

         The Schedule D is hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

        Item 2 is hereby amended and restated to read in its entirety as follows:

        The persons filing this Statement, the persons enumerated in Instruction C of this Statement, and where applicable, their respective places of organization, principal business, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

          (a)  Biotechnology Value Fund, L.P., a Delaware limited parntership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), Investment 10, L.L.C., an Illinois limited liabiity company ("ILL10"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes. Together, BVF, BVF2, Investments, ILL10, Partners and BVF Inc. are the "Reporting Persons". Mark N. Lampert, an individual, is the sole shareholder, sole director and an officer of BVF Inc.

          (b)  The business address of BVF, BVF2, Investments, ILL10 and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

          (c)  Partners is the general partner of BVF and BVF2, which are investment limited partnerships. Partners also is the manager of Investments. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment advisor to and general partner of Partners. For Lampert's occupation, please refer to (a) above.

          (d)  During the last five years, neither the Reporting Persons nor Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e)  During the last five years, neither the Reporting Persons nor Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Lampert is a citizen of the United States of America. For the citizenship of each BVF, BVF2, Investments, ILL10, Partners, and BVF Inc., please refer to (a) above.

CUSIP No. 00753P103	13D/A	Page 9 of 10 Pages

 ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated to read in its entirety as follows:

         The Reporting Persons' percentage ownership of the Common Stock is based on 9,864,298 shares being outstanding on August 8, 2005, as reported in Advanced Magnetics' Report on Form 10-Q for the quarter ended June 30, 2005.

(a)   BVF beneficially owns 462,263 shares of Common Stock, BVF2 beneficially owns 236,332 shares of Common Stock, Investments beneficially owns 525,938 shares of Common Stock, ILL10 beneficially owns 50,600 shares of Common Stock and each of Partners and BVF Inc. beneficially owns 1,275,133 shares of Common Stock, representing percentage ownership of approximately 4.7%, 2.4%, 5.3%, 0.5% and 12.9%, respectively.

(b)  Each of BVF, BVF2, Investments and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 1,275,133 shares of Common Stock they beneficially own with BVF, BVF2, Investments, and ILL10.

(c)  The following sales of Common Stock have been made in the last sixty (60) days by the following Reporting Persons.

Sales of Ordinary Shares

Reporting Person	Date	Shares Sold	Sales Price
BVF	August 11, 2005	19,700	$12.0001
	August 11, 2005	47,800	$11.9211

Reporting Person	Date	Shares Sold	Sales Price
ILL10	August 11, 2005	3,300	$12.0001
	August 11, 2005	7,400	$11.9211

Reporting Person	Date	Shares Sold	Sales Price
BVF2	August 11, 2005	12,500	$12.0001
	August 11, 2005	29,800	$11.9211

Reporting Person	Date	Shares Sold	Sales Price
Investments	August 11, 2005	30,000	$12.0001
	August 11, 2005	74,000	$11.9211

         All of the sales by the Reporting Persons on August 11, 2005 were effected through Jeffries & Company, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Item 6 is hereby amended and restated as follows:

    Partners is the general partner of each of BVF and BVF2 pursuant to limited parntership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the Common Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in the Common Stock and to vote, exercise or convert and dispose of such shares and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in the Common Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 of Item 7 is hereby amended and restated as follows:

Exhibit 1 - Amended and Restated Agreement Regarding Joint Filing

CUSIP NO. 00753P103	13D/A	Page 10 of 10 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Dated: August 16, 2005

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INVESTMENTS L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its attorney-in-fact
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INC.
By:	/s/ MARK N. LAMPERT Mark N. Lampert President